Exhibit 4.33
CONSULTANCY AGREEMENT
This Consultancy Agreement (the “Agreement”) is effective from 1 April 2007 and is made between PROTHERICS PLC (“Protherics” or the “Company”) whose registered office is the Heath Business and Technical Park, Runcorn, Cheshire WA7 4QX (registered in England and Wales under number 02459087) and “STUART MICHAEL WALLIS of Briarwood, Nightingales Lane, Chalfont St. Giles, Buckinghamshire HP8 4SR trading as “Stuart Wallis Associates” (the “Consultant”) and replaces the consultancy agreement dated 1 September 1998 made between Therapeutic Antibodies (UK) Limited and “Stuart M Wallis” trading as “Stuart Wallis Associates” (the “Consultant”).
1.	THE ADVICE

The Consultant has agreed with the Company on the terms set out below that he will provide to the Company in relation to the management and expansion of the business of the Company and its subsidiaries (the “Group”), the consultancy advice as outlined in Schedule 1 to the Agreement (the “Advice”).

2.	DURATION OF AGREEMENT

Subject to the terms herein, the Agreement will continue until 12 months’ notice of termination is given by either party.

3.	FEE

3.1	The Company shall pay to the Consultant a fee of £25,000 per annum exclusive of VAT payable on a pro rata basis monthly in arrears, subject to prior receipt by the Company of an appropriate invoice under Clause 3.2 below.

3.2	The Consultant shall submit an invoice (together with a VAT invoice if applicable) each month giving details of the amount of the fee due and any expenses to be reclaimed under Clause 3.3 below.

3.3	The Company will pay to the Consultant the amount of any reasonable expenses wholly and necessarily incurred by him in the provision of the Advice but subject to the Company’s prior written approval of such expenses and such expenses being evidenced in such a manner as the Company may specify from time to time.

3.4	The Company shall be entitled to deduct from any sums due to the Consultant any amounts that the Consultant may owe the Company at any time.

4.	OBLIGATIONS OF THE CONSULTANT

During the term of the Agreement the Consultant shall:-

4.1	provide the Advice to the Company to the best of his skill and ability as required by the Company and in the provision of that advice will use his best endeavours always to promote and protect the interests of the Group. The Consultant shall devote such hours to his obligations under this Agreement as are reasonably necessary for the proper provision of the Advice, which shall be on average around 1.5 days per month. The actual days upon which the Consultant shall provide his services shall be agreed between the consultant and the Company.

4.2	attend the Company’s corporate office at 3 Creed Court, 5 Ludgate Hill, London EC4M 7AA or such other place as he is reasonably required to attend for the proper provision of the Advice;

4.3	(it being acknowledged by the Company that the detailed provision of the Advice is a matter for the Consultant) observe the Company’s general guidance and instruction with regard to the provision of the Advice;

4.4	maintain full and proper confidentiality in relation to all information belonging to the Company or any of its clients of a confidential nature whether oral, written or electronically recorded concerning the business and affairs of the Company and the Group and any other information specifically identified by the Company as confidential or known to the Consultant as being held by the Company under a duty of confidentiality to a third party, in either case coming to his attention in the course of or for the purposes of his providing the Advice;

4.5	comply properly with the requirements of all relevant legislation and agreements relating to payment of value added tax, income and other taxes and charges, levied in respect of the Company’s use of his services and the fees payable to him under the Agreement;

5.	NON-EXCLUSIVITY OF SERVICE

Nothing in the Agreement will prevent the Consultant from being directly or indirectly concerned with or supplying similar consultancy services to any third party during or after the term of this Agreement provided in all cases that such interests or services shall not entail or be likely to lead to a breach of the Consultant’s confidentiality obligations to the Company or otherwise interfere in any way with the full and efficient performance of the Consultant’s obligations in respect of the Advice. The Consultant shall not supply similar consultancy services to any third party if the proposed appointment could give rise to a direct or indirect conflict of interest with the interests of the Group.

6.	OTHER INTERESTS

The consultant will not accept any non-executive appointments which are either with competitors of the Group or which will affect the Consultant’s ability to provide the Advice under the Agreement save with the prior written consent of the Company.

7.	RELATIONSHIP

7.1	The consultant is an independent contractor of the Company. Nothing in this Agreement shall render the Consultant an agent or partner of the Company and the Consultant shall not hold himself out as such. The Consultant will indemnify the Company against any liability, assessment or claim:
7.1.1	for taxation or for statutory deductions where such liability, assessment or claim arises or is made in connection with the provision of his services and to the extent that any payment to the Consultant shall give rise to any liability on the Company, the amount payable by the Consultant under this indemnity will be increased so that the amount after such tax is sufficient to effect such indemnity provided that this undertaking does not confer any right on the Company to recover from the Consultant secondary Class 1 national insurance contributions to the extent that recovery of the same is prohibited by law; and

7.1.2	for unfair dismissal or other employment claims that the Consultant may bring against the Company in respect of the provision of his services under this Agreement.
8.	ASSIGNMENT AND SUBSTITUTION

No rights or obligations under this Agreement may be assigned by the Consultant save with the prior written consent of the Company. The Consultant may not use any other person to provide the Advice to the Company in his place or subcontract it, save with the prior written consent of the Company.

9.	TITLE TO WORK

The Consultant acknowledges that he shall not acquire rights or title to any intellectual property or any Advice provided by him for the purposes of the Company under this Agreement. The rights and title in all Advice provided by the Consultant to the Company shall be and remain with the Company as shall those rights in any documents provided to the Consultant for the purposes of his providing the Advice and in any notes, copies or extracts derived from those documents which the Consultant might make in the drawing up or delivery of the Advice. The Consultant shall at the request and cost of the Company do such acts as may be required by the Company in order to assign the rights referred to in this clause to, and secure them for, the Company. This obligation shall survive the termination of this Agreement.

10.	PROVISIONS ON TERMINATION GENERALLY

10.1	On termination of the agreement for whatever reason the Consultant shall:-
10.1.1	deliver to the Company forthwith all property of its or any of its clients which may then be in his possession or control, including without limitation any records, plans, programs, designs, specifications, samples and documentation in any form and shall, in the case of any data held on his own computer, irretrievably erase all such data, code and programs;

10.1.2	thereafter observe the duty of confidentiality as set out in 4.5 of the Agreement notwithstanding its termination.
10.2	The Company shall have the right to terminate the Agreement immediately without payment to the Consultant (other than for any figures by way of fee or expenses accrued due up to the date of that termination) if the Consultant becomes bankrupt, is convicted of an indictable offence, commits any act of dishonesty in his provision of the Advice, commits a material breach of any of the terms of this Agreement or, after notice in writing, wilfully neglects to provide or fails to remedy any default in providing the Advice. Any delay by the Company in exercising such right to terminate shall not be a waiver thereof.

11.	GOVERNING LAW

11.1	The Agreement (and any dispute, controversy, proceedings or claim of whatever nature arising out of or in any way relating to this Agreement or its formation) shall be governed by and construed in accordance with the laws of England.

11.2	Each of the parties to this Agreement irrevocably agrees that the courts of England shall have exclusive jurisdiction to hear and decide any suit, action or proceedings, and/or to settle any disputes, which arise out of or in connection with this Agreement and, for these purposes, each party irrevocably submits to the jurisdiction of the courts of England.

12.	NOTICES
12.1	Any notice or other document to be served under the Agreement must, in the case of the Company, be delivered by hand or sent by first class post or facsimile process to the Company at its registered office marked for the attention of the Company Secretary and, in the case of the Consultant, must be delivered or sent by first class post to the Consultant’s residential address as advised from time to time to the Company in writing.

12.2	Any such notice or other document shall be deemed to have been served:
12.2.1	if delivered by hand, on the date of delivery;

12.2.2	if posted by first class post, on the second day (being any day other than a Saturday, Sunday or bank holiday) (“Working Day”) after the date it was posted; or

12.2.3	if sent by facsimile process and received by 12.00 noon, on the date of receipt, otherwise it shall be deemed to have been received on the Working Day following the date of receipt.
12.3	As evidence of such service it shall be sufficient to prove that delivery was made by hand or that the envelope containing such notice or other document was properly addressed and posted as a pre-paid first class letter or that the facsimile message was properly addressed and despatched as the case may be.

13.	ENTIRE AGREEMENT AND PREVIOUS CONTRACTS

13.1	Each party on behalf of itself (and in the case of the Company acting also as agent for the members of the Group) acknowledges and agrees with the other party that:
13.1.1	this Agreement constitutes the entire and only agreement between the Consultant and any member of the Group relating to his consultancy with the Company;

13.1.2	neither it nor any member of the Group has been induced to enter into this Agreement in reliance upon any warranty, representation, statement, assurance, undertaking or commitment of any nature whatsoever other than as expressly set out in this Agreement and, to the extent that any of them has been induced, it (in the case of the Company, acting on behalf of all members of the Group) unconditionally and irrevocably waives any claims, rights or remedies which it or any of them might otherwise have in relation thereto;

13.1.3	the provisions of this clause 13.1 shall not exclude any liability which any of the parties or, where appropriate, the members of the Group would otherwise have in relation to fraud.

13.2	Any previous arrangement between the Company or any member of the Group and the Consultant relating to his consultancy with the Company shall be deemed to have been terminated by mutual consent from the date of the Agreement.
Signed for and on behalf of
PROTHERICS PLC

/s/ John Brown	Date: 23/5/07
John Brown (Director)

Date: 23/5/07
Andrew Heath (Director)

and

Signed by the CONSULTANT

/s/ Stuart Michael Wallis Stuart Michael Wallis	Date: 24/5/2007

SCHEDULE 1
The Advice
The advice the Consultant will provide to the company will be in relation to the following:-
1.	Overseeing the implementation of such methods devised by the Consultant for the strategic development and growth of the Company (and the Group) as are adopted by the Company;
2.	Acting as an interface with City institutions and their representatives on behalf of the Company (and the Group).